Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 1, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Sprague
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C.  20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Bridge City Capital Small Cap Growth Fund (S000054730)

Dear Ms. Sprague:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on July 7, 2016 via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 4 to its registration statement. PEA No. 4 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A for the purposes of registering a new series of the Trust, the Bridge City Capital Small Cap Growth Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below.  With respect to responses showing revisions made to the registration statement new language is underlined and deleted language has a ~~strike-through~~.  Undefined capitalized terms used herein have the same meaning as in PEA No. 4.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Fund, hereby acknowledges:

(1)	the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;
(2)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
(3)	it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

GENERAL COMMENTS

1.	Staff Comment: Please update the Trust’s series and class identifiers on the EDGAR site to reflect the ticker symbol for each class, when available.

Response:  The Trust undertakes to update the SEC’s EDGAR site with appropriate ticker symbols once they are available.

PROSPECTUS

2.
Staff Comment: Please clarify the Fund’s intended meaning of the phrase “normal market cycle” as used within the Fund’s investment objective. Consider using “whole” or “complete” as opposed to “normal.”

Response:  The Fund has revised its investment objective to read “The Bridge City Capital Small Cap Growth Fund (the “Fund”) seeks long-term appreciation over a ~~normal~~ complete market cycle.”

Summary Section - Fees and Expenses Table

3.
Staff Comment: Please revise footnote two to the table to state that the Adviser may request recoupment of previously waived fees for the past three fiscal years. Also, please add the following, or similar disclosure: “…provided that the Fund is able to make the repayment without exceeding the lesser of the expense cap a) in effect at the time of the waiver or b) in effect at the time of recoupment.” See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73

Response: The Fund has made the requested revision.

Summary Section - Principal Investment Strategies

4.
Staff Comment: The disclosure defines small capitalization companies as “those whose market capitalization…is similar to the market capitalization of companies listed in the Russell 2000 Growth Index.” Please consider clarifying what is meant by the phrase “similar to.”

Response:  The Fund has made the following revision:

“[T]he Fund generally considers small capitalization companies as those whose market capitalization~~, at the time of purchase by the Fund,~~ is ~~similar to the~~ within the same market capitalization range ~~of~~ as companies listed in the Russell 2000 Growth Index.”

5.
Staff Comment: Please clarify supplementally whether the Fund intends for the phrase “over the long run” on page 2 to have the same meaning as “over a normal market cycle.” If so, consider synchronizing word choice to be consistent throughout the Prospectus and SAI.

Response:  The Fund intends for the phrases to have the same meaning.  Accordingly, the Fund has changed all references of “over the long run” to “over a complete market cycle” in conformity with its response to Staff Comment 2 above.

6.
Staff Comment: Consider clarifying the circumstances under which the Adviser may decide it is appropriate to sell or reduce its portfolio holdings positions, as well as how it decides which positions to sell or reduce.

Response:  The Fund has made the requested revision.

Summary Section - Principal Risks of Investing in the Fund

7.
Staff Comment: As a general comment regarding the section entitled “Principal Risks of Investing in the Fund,” consider providing additional details regarding the characteristics of the securities (e.g., real estate investment trusts) whose attendant investment risks may not be commonly understood by potential shareholders of the Fund.

Response: The Fund has made the requested revisions, where it deems appropriate.  The Fund notes that additional details regarding the securities in which the Fund invests are disclosed in the section of the Prospectus entitled “Additional Information Regarding the Investment Objective, Principal Investment Strategies and Related Risks” and in the Statement of Additional Information.

8.	Staff Comment: Please remove the word “only” from the “Initial Public Offering Risk” disclosure.

Response:  The Fund undertakes has made the requested revision.

9.	Staff Comment: Please consider revising the first sentence of the “Management Risk” disclosure so that it is a complete sentence.

Response:  The Fund has made the requested revision so that the disclosure reads as follows:

“The ~~risk that the~~ investment techniques and risk analyses applied by the Adviser ~~will~~ may not produce the desired results or expected returns, causing the Fund to fail to meet its investment objective or underperform its benchmark index or funds with similar investment objectives and strategies.”

Summary Section – Performance Information

10.
Staff Comment: Will updated performance information, when available, be available on the Fund’s website or by calling the Fund? If so, include information that shareholders can use to obtain this information once it is available.

Response: The Fund undertakes to include the following disclosure:

“~~Performance information will be available once~~ Once the Fund has been in operation for at least one calendar year, performance information will be shown in the Prospectus. ~~of performance~~, Updated performance information will be available on the Fund’s website at www.bccsmallcapgrowth.com or by calling the Fund at 888-98-BCCSX (888-982-2279).”

Statutory Section – Principal Investment Strategies

11.	Staff Comment: On page 5, add a second parenthesis to close off the parenthetical regarding depositary receipts in which the Fund may invest.

Response: The Fund has made the requested revision.

12.
Staff Comment: Please consider providing additional details regarding the circumstances in which the Adviser will make buy and sell decisions for the portfolio. In addition, the sentence on page 5 beginning “The Adviser will sell or reduce its position…” does not seem to fit appropriately with the surrounding paragraph, which details the Fund’s strategies for opening positions for its portfolio. Consider moving this sentence into a separate paragraph that describes the Adviser’s sell discipline.

Response:  The Fund has revised the disclosure as follows:

“~~The Adviser will sell or reduce its position in a security when appropriate and consistent with the Fund’s investment objective and policies.~~ The critical factors which help identify attractive securities include historical revenue and earnings growth, future revenue and earnings growth, returns on equity, assets and invested capital, margin trends, balance sheet strength and working capital metrics, cash flow generation, management team and employee base experience and stability, market share and expectations by other investors. The Fund’s investment policies, limitations and other guidelines typically apply at the time an investment is made.  As a result, the Fund may continue to hold a security of a small capitalization company that meets the definition of a small capitalization company at the time the investment is made but subsequently does not meet the definition.

The Adviser may sell or reduce its position in a security for a variety of reasons when appropriate and consistent with the Fund’s investment objective and policies, which may include, but are not limited to, when the security: (i) position exceeds the Adviser’s internal position limit of 3% of the Fund’s market value; (ii) exceeds the Adviser’s internal market capitalization limit, currently set at $5 billion; and/or (iii) is no longer considered appropriate for the Fund based on a change in financial condition, management team, or other factor that reduces the security’s overall score within the Adviser’s research and screening process.”

13.
Staff Comment: In discussing investments in small capitalization companies on page 5, please include a definition of or capitalization range for what the Fund considers to be a small capitalization company.

Response:  The Fund has defined “small capitalization companies” as companies “whose market capitalization is within the same market capitalization range as companies listed in the Russell 2000 Growth Index” in the Principal Investment Strategy section of the Prospectus’s summary section, as amended in response to Staff Comment 4 above. The Fund believes that this disclosure is appropriate as is and that it is not necessary to define “small capitalization companies” again in this section.

14.	Staff Comment: Please clarify how the Fund defines long-term investments in relation to short-term trading strategies on page 5.

Response:   The Fund undertakes to add the following disclosure:

“Typically, the Fund focuses on making long-term investments (i.e., investments held by the Fund for approximately 4 to 5 years) rather than engaging in short-term trading strategies.”

Statutory Section – Risk Factors

15.
Staff Comment: Regarding the “Depositary Receipts Risk,” disclose whether the Fund will invest primarily in a specific type of depositary receipt (e.g., sponsored or unsponsored depositary receipts) and the risks associated with that type of depositary receipt, if applicable.

Response: The Fund undertakes to include the following disclosure:

“The Fund may invest in both sponsored and unsponsored depositary receipts. Unsponsored depositary receipts held by the Fund are frequently under no obligation to distribute shareholder communications received from the underlying issuer.  For this and other reasons, there is less information available about unsponsored depositary receipts than sponsored depositary receipts.  Unsponsored depositary receipts are also not obligated to pass through voting rights to the Fund.”

16.	Staff Comment: As a general comment, please consistently refer to the Fund as “the Fund” as opposed to “a Fund” throughout the Prospectus and SAI.

Response: The Fund has made the requested revision.

17.	Staff Comment: Regarding the “Equity Investments Risk,” please add additional sub-risk tiles dedicated to preferred and convertible securities risk.

Response: The Fund has made the requested revisions.

18.	Staff Comment: Consider whether, within the “Foreign Investments Risk,” it is necessary to add risk disclosure regarding investments in emerging markets.

Response: The Fund does not intend to invest a significant portion of its assets in emerging markets securities.  Accordingly, the Fund believes it is not necessary to disclose the principal risks of investing in emerging markets securities.

19.
Staff Comment: Within the “Growth Company Risk,” consider revising the first sentence of the disclosure, as the Staff does not believe that “buying stocks that have relatively high prices in relation to their earnings,” is a complete description of “growth-style” investing.

Response: The Fund has made the following revisions:

“Growth-style investing primarily consists of investing in the securities of companies whose potential earnings and/or growth prospects are significantly higher than those of their peers. ~~Growth investing involves~~ This may involve buying stocks that have relatively high prices in relation to their earnings.”

20.	Staff Comment: For the “REITs Risk,” please disclose whether the Fund will invest in particular types of REITs and, if so, disclose the particular types and their attendant risks.

Response: The Fund responds by stating supplementally that the Fund does not anticipate investing in particular types of REITs

Statutory Section – Management of the Fund

21.	Staff Comment: On page 8, please amend disclosure of the Fund’s expense limitation agreement to conform to the suggestions made in Staff Comment 3.

Response: The Fund has made the requested revision.

22.
Staff Comment: With respect to disclosure of discussion regarding the Board’s approval of the Fund’s investment advisory agreement, please disclose the time period covered by the report in which the discussion will be available.

Response:  The Fund has made the requested revision.

23.	Staff Comment: In the disclosure regarding similarly managed accounts, please define the term “BCC” where the Fund refers to the “BCC Small Cap Growth Composite”.

Response: The Fund has made the requested revision.

24.
Staff Comment: Please confirm supplementally whether the Fund is relying on the Nicholas Applegate Mutual Funds No-Action Letter (Ref. No. 95-506-CC) (the “Letter”) from the SEC staff published on August 6, 1996 in disclosing similarly managed account performance information. In addition, confirm supplementally that all similarly managed accounts have been disclosed with regard to the Adviser and the Fund’s portfolio managers.

Response: The Fund confirms supplementally that, based on information provided by the Adviser, it is relying on the no-action relief granted in the Letter in disclosing performance information for similarly managed accounts. Based on information provided by the Adviser, the Fund believes that all relevant similarly managed accounts managed by the Adviser have been appropriately included in the Composite. The Fund has further clarified the disclosure as follows:

“The table below provides the performance of the Bridge City Capital (“BCC”) Small Cap Growth Composite (“the Composite”), a composite of all accounts that have been under the joint management of the portfolio managers (the “Management Team”) since the Composite’s inception on July 1, 2009. All accounts comprising the Composite have been managed by the Management Team while under the employment of the Adviser, which was founded in October 2008.”

25.	Staff Comment: Confirm whether the Composite disclosed on page 9 contains all the accounts that the Adviser manages with substantially similar investment objectives and policies.

Response: Based on information provided by the Adviser, the Fund believes that the Composite contains all the accounts that the Adviser manages with substantially similar investment objectives and policies.  The Fund has made the following clarification:

“~~All accounts comprising the~~The Composite includes all accounts that are managed by the Management Team on a discretionary basis and ~~all accounts~~ have substantially similar objectives, policies and investment strategies as the Fund.”

26.	Staff Comment: Capitalize the word “composite” whenever referring to the Composite within the Prospectus and correct the punctuation for the possessive “Composite’s”.

Response: The Fund has made the requested revision.

27.
Staff Comment: Please confirm supplementally that all records necessary to support the calculation of the prior performance information as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended, have been collected and are available.

Response: The Fund confirms that the Adviser has all records necessary to support the calculation of the prior performance information as required by Rule 204(a)(16) under the Investment Advisers Act of 1940, as amended.

28.
Staff Comment: Within the Total Annualized Return chart for the Composite, the net returns should be displayed more prominently than the gross returns. Accordingly, please move the net returns above the line item showing gross returns in the chart. Also, please disclose what the returns are “net” of (e.g., all fees and expenses, management fees, etc.).

Response: The Fund has made the requested revision. In addition, the Fund has added a footnote to the chart disclosing that the net returns are net of management fees.

29.
Staff Comment: Within the biographies of each portfolio manager of the Fund, please include the time frames for the relevant work experience of each manager. Also, please include the year Mr. Bradshaw joined the Adviser and the positions he has held with the Adviser. Finally, please make the formatting consistent across biographies.

Response: The Fund has made the requested revisions.

Statutory Section – Account and Transaction Policies

30.	Staff Comment: The Staff considers the sentence on page 15 beginning “The Fund’s redemption fee will also be waived…” to be repetitive. Consider deleting it.

Response: The Fund has made the requested revision.

31.
Staff Comment: Within the “Redemption Fee” section on page 15, there are references to redemption fees being charged for shares held for 14 days or less, as well as shares being held for less than 60 days. Please reconcile this discrepancy.

Response: The Fund intends to assess a redemption fee on the redemption of Fund shares held for 14 days or less. The Fund has revised the disclosure accordingly.

32.
Staff Comment: Under the subsection entitled “Tools to Combat Frequent Transactions,” revise the disclosure to clarify that the policy regarding excessive trading refers to all of the “abusive practices” listed in the following sentence (i.e., excessive, short-term trading, and other abusive trading practices).

Response: The Fund undertakes to revise the disclosure as follows:

“The Board has adopted policies and procedures reasonably designed to detect and prevent market timing and excessive trading that may be harmful to the Fund and its shareholders. The Fund discourages market timing and excessive, short-term trading, ~~and~~ or other abusive trading practices that may disrupt portfolio management strategies and harm performance. ”

33.
Staff Comment: Under the subsection entitled “Check Clearance”, please clarify the circumstances in which redemption of Fund shares may be delayed, in conformity with Item 11(c)(6) of Form N-1A.  In addition, please explain what is meant by, “If the check does not clear, you will be responsible for any losses suffered by the Fund.”

Response: Item 11(c)(6) of Form N-1A requires the disclosure of “[t]he circumstances, if any, under which the Fund may delay honoring a request for redemption for a certain time after a shareholder’s investment….” The Fund’s prospectus disclosure states that, “The proceeds from a redemption request may be delayed up to 15 calendar days from the date of the receipt of a purchase check until the check clears. ”  The Fund believes this disclosure adequately responds to Item 11(c)(6) because it describes when, and how long, a request for redemption may be delayed.

In addition, the statement that a “shareholder will be responsible for any losses suffered” is intended to account for situations in which the Fund seeks protection where it books the sale of shares based on receipt of a check, but the Fund is required to reverse the transaction because the check does not clear. Under these circumstances, if the reversal of the transaction causes a significant loss to the Fund,  the Fund may, but is not required to, seek reparation from the shareholder who caused the loss. The Fund has revised the disclosure as follows to clarify that these circumstances will not always result in shareholders assuming responsibility for any losses suffered by the Fund:

“If the check does not clear, you ~~will~~ may be responsible for any losses suffered by the Fund as well as a $25 service charge imposed by the transfer agent. This delay can be avoided by purchasing shares by wire.”

34.
Staff Comment: Under the subsection entitled “Redemption In-Kind” on page 18, please clarify what the Fund considers to be “unusual conditions” under which the payment of cash for redemptions would be “unwise.” Alternatively, disclose only that the Fund reserves the right to pay out all or part of any redemption with securities rather than cash.

Response: The Fund undertakes to make the revisions noted in the response to the Staff’s Comment 35, below.

35.	Staff Comment: Please consider revising the sentence beginning “Specifically, if the amount you are redeeming from the Fund…” to provide greater clarity for shareholders.

Response: The Fund has made the following revisions.

“The Fund generally pays redemption proceeds in cash. However, ~~under unusual conditions that make the payment of cash unwise (and for the protection of the Fund’s remaining shareholders),~~ the Fund ~~may~~ reserves the right to pay all or part of a shareholder’s redemption proceeds in portfolio securities with a market value equal to the redemption price (a “redemption-in-kind”). ~~Specifically, if the amount you are redeeming from the Fund during any 90-day period is in excess of the lesser of $250,000 or 1% of the Fund’s net assets, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds this threshold of the Fund’s net assets in securities instead of cash.~~  Specifically, if the amount you are redeeming is in excess of the lesser of $250,000 or 1% of the Fund’s net assets, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the Fund’s net assets in whole or in part by a distribution in kind of securities held by the Fund instead of cash.  If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and you may incur a taxable capital gain or loss as a result of the distribution.  In addition, you will bear any market risks associated with such securities until they are converted into cash.”

36.	Staff Comment: In the subsection entitled “Small Accounts,” please disclose that automatic redemption could result in tax consequences to the shareholder.

Response: The Fund undertakes to add the following statement to the “Small Accounts” disclosure:

“Automatic redemption of your account may result in tax consequences. Please see “Dividends, Distributions and Their Taxation” below.”

37.	Staff Comment: In the subsection entitled “Unclaimed Property”, please consider providing examples of how shareholders may keep their accounts active so as to avoid escheatment.

Response: The Fund has added following disclosure:

“To help protect their accounts, shareholders should keep their accounts up-to-date and active, which may include calling the Fund at 888-98-BCCSX (888-982-2279) to generate shareholder initiated activity such as completing an account transaction.”

Statutory Section – Dividends, Distributions and their Taxation

38.
Staff Comment: The Staff notes that the disclosure is limited to dividends and distribution, but it does not address tax consequences to shareholders of buying, holding, exchanging, and selling the Fund’s shares, in response to Item 11(f) of Form N-1A. Please enhance the disclosure to address Item 11(f).

Response: The Fund has made the requested revision.

STATEMENT OF ADDITIONAL INFORMATION

39.
Staff Comment: Please consider revising the sub-heading on page 3 to be “Information Regarding the Fund’s Principal Investment Strategies and Risks” rather than “Additional Information Regarding the Fund's Strategies and Risks”, for consistency with the subsequent sub-heading “Information Regarding the Fund’s Non-Principal Strategies and Risks”.

Response:  The Fund has made the requested revision.

40.
Staff Comment: The Staff notes that the Fund’s fundamental policy on concentration as stated on page 10 allows the Fund to invest without limitation in securities of other investment companies. However, the Fund discloses on page 12 in the subsection entitled “Additional Information Regarding Fundamental Investment Restrictions” that the “Trust will use reasonable efforts to consider the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies.” Please reconcile these positions.

Response:  The Fund has deleted the following sentence: “In addition, if applicable, the Trust will use reasonable efforts to consider the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies.”

41.	Staff Comment: Include a footnote to the Trustees and Executive Officers table on page 15 explaining why the Trust considers Ms. Armour an Interested Trustee.

Response:  The Fund has made the requested revision.

42.	Staff Comment: Revise the language regarding recoupment on page 21 to conform with the prior recoupment language suggested in Staff Comment 3, above.

Response: The Fund has made the requested revision.

43.
Staff Comment: In the Conflicts of Interest subsection beginning on page 22, consider whether conflicts of interest arise with the portfolio managers management of other accounts, such as trade knowledge and timing, and, if so, provide relevant disclosure.

Response: The Fund has included the following disclosure:

“The Portfolio Managers typically manage accounts with similar investment strategies and, therefore, the Adviser does not anticipate conflicts of interests as a result of differing investment strategies. General conflicts of interest, however, may include:

Allocation of Limited Time and Attention. A portfolio manager who is responsible for managing multiple funds and/or accounts may devote unequal time and attention to the management of those funds and/or accounts. As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those accounts as might be the case if he or she were to devote substantially more attention to the management of a single fund. The effects of this potential conflict may be more pronounced where funds and/or accounts overseen by a particular portfolio manager have different investment strategies.

Allocation of Limited Investment Opportunities. If a portfolio manager identifies a limited investment opportunity that may be suitable for multiple funds and/or accounts, the opportunity may be allocated among these several funds or accounts, which may limit the Fund’s ability to take full advantage of the investment opportunity.

Variation in Compensation. A conflict of interest may arise where the financial or other benefits available to the portfolio manager differ among the funds and/or accounts that he or she manages. If the structure of the Adviser’s management fee and/or the portfolio manager’s compensation differs among funds and/or accounts (such as where certain funds or accounts pay higher management fees or performance-based management fees), the portfolio manager might be motivated to help certain funds and/or accounts over others. The portfolio manager might be motivated to favor funds and/or accounts in which he or she has an interest or in which the investment advisor and/or its affiliates have interests. Similarly, the desire to maintain or raise assets under management or to enhance the portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence the portfolio manager to lend preferential treatment to those funds and/or accounts that could most significantly benefit the portfolio manager. Currently, none of the accounts managed by the portfolio managers charge a performance fee and management fee levels vary minimally among the other accounts.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address the Staff’s comments.  If you have any additional questions or require further information, please contact Michael Quebbemann at (414) 765-6316.

Very truly yours,

/s/ Michael A. Quebbemann
Michael A. Quebbemann
Series Portfolios Trust

CC:          Marco Adelfio, Goodwin Procter LLP
David Ford, Oakhurst Advisors, LLC